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                                                                      EXHIBIT 11

GIBSON, DUNN & CRUTCHER  LLP                               FILED
WAYNE W. SMITH, SBN 054593                      ORANGE COUNTY SUPERIOR COURT
JOSEPH P. BUSCH, III, SBN 070340                         JAN 07 1998
4 Park Plaza, Suite 1400                    ALAN SLATER, Executive Officer/Clerk
Irvine, California 92614-8557                           /s/ A. KNOX
(714) 451-3800                                           BY A. KNOX



DAVIS POLK & WARDWELL
MICHAEL P. CARROLL
JAMES H.R. WINDELS
450 Lexington Avenue
New York, NY 10017
(212) 450-4000



Attorneys for Plaintiff
Emeritus Corporation



                    SUPERIOR COURT OF THE STATE OF CALIFORNIA



                            FOR THE COUNTY OF ORANGE



EMERITUS CORPORATION, a Washington        )        CASE NO. 787788
corporation,                              )
                                          )
                                          )
                                          )  ASSIGNED FOR ALL PURPOSES TO
                                          )  JUDGE DAVID H. BRICKNER, DEPT. 17
              Plaintiff,                  )
                                          )
                                          )
                                          )
        V.                                )  FIRST AMENDED COMPLAINT FOR
                                          )  INJUNCTIVE AND DECLARATORY RELIEF
                                          )
                                          )
                                          )
ARV ASSISTED LIVING, INC., a California   )
corporation; DAVID P. COLLINS, an         )   Date of Filing:  December 9, 1997
individual; JOHN A. BOOTY, an individual; )
R. BRUCE ANDREWS, an individual; MAURICE  )   Trial Date:      None Set
J. DeWALD, an individual; JOHN J.         )
RYDZEWSKI, an individual; ROBERT P.       )
FREEMAN, an individual; KENNETH M.        )
JACOBS, an individual; MURRY N. GUNTY,    )
an individual; HOWARD G. PHANSTIEL, an    )
individual; and PROMETHEUS ASSISTED       )
LIVING, LLC, a Delaware limited liability )
company,                                  )
                                          )
                                          )
                                          )
                                          )
                                          )
                  Defendants.             )
                                          )
__________________________________________)
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                                       I.


                              NATURE OF THE ACTION

         1. Plaintiff Emeritus Corporation ("Emeritus") brings this action against ARV Assisted Living, Inc. ("ARV"), David P. Collins, John A. Booty, R. Bruce Andrews, Maurice J. DeWald, John J. Rydzewski, Robert P. Freeman, Kenneth
M. Jacobs, Murry N. Gunty, Howard G. Phanstiel; and Prometheus Assisted Living, LLC ("Prometheus") (collectively, "Defendants" or, excepting ARV and Prometheus, the "Individual Defendants"). Defendants Collins, Booty, Andrews, DeWald and Rydzewski (collectively, the "ARV Defendants") have served together on ARV's board of directors (the "Board") since 1995. Defendants Freeman, Jacobs and Gunty were appointed to the Board on October 30, 1997, and defendant Phanstiel was appointed on or about December 5, 1997. Emeritus brings this complaint for injunctive and declaratory relief as set forth below.

         2. This an action to prevent the directors of a publicly-owned California corporation from selling out their own shareholders. California law requires directors of a corporation to act as fiduciaries for the corporation's shareholders. In this case, however, the Individual Defendants have breached their fiduciary duties by taking away control of ARV from its public shareholders and depriving those shareholders of the opportunity to maximize the value of their shares. Instead of acting in the best interests of ARV's shareholders, the Individual Defendants have embarked on a program to prevent an acquisition of ARV and entrench themselves in office for their own personal benefit.

         3. On July 10, 1997, Emeritus made a proposal to ARV's Board to acquire ARV's outstanding shares for a premium of their market value. However, because Emeritus' proposal would have resulted in the ARV Defendants losing control of ARV, the ARV Defendants failed to give any serious consideration to the proposal and refused to negotiate with Emeritus. Instead, the ARV Defendants took immediate and decisive steps to block Emeritus from acquiring ARV and to preserve their Board positions. These steps included entering into a complex series of self-serving transactions described below and putting into place a "shareholders rights plan" - commonly known as a "poison pill."






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

         4. On July 14, 1997 - four days after Emeritus' proposal - ARV announced that it had entered into a transaction with Prometheus, an affiliate of Lazard Freres Real Estate Investors L.L.C. ("Lazard") (the "First Prometheus Transaction"). In the First Prometheus Transaction, the ARV Defendants agreed to sell a vast amount of newly issued ARV stock to Prometheus for $14 per share. ARV's directors and senior officers also committed, subject to certain conditions, to vote their 20% holding of ARV stock in support of Prometheus' nominees to ARV's Board. In return, Prometheus would vote its sizable holding of stock in favor of keeping ARV's existing Board in office for at least another three years. This massive stock sale and mutual commitments to support each other's Board nominees radically altered the ownership structure of ARV, locked up the Board under the control of Prometheus and the ARV Defendants, and wrested control of the company away from ARV's public shareholders. On August 22, 1997, ARV filed preliminary proxy materials with the Securities and Exchange Commission (the "SEC") stating that ARV was intending to hold a vote of its shareholders at an October 14, 1997 meeting to approve the First Prometheus Transaction. Subsequently, the annual meeting was rescheduled for November 18, 1997.

         5. Also on July 14, 1997, the ARV Defendants took another step to entrench themselves in office - they hurriedly implemented a poison pill. The poison pill effectively prevents Emeritus or any other party from attempting to acquire ARV and denies ARV's shareholders the opportunity to receive a premium for their shares in any public tender offer. The ARV Defendants expressly excluded Prometheus from the effect of the poison pill, however, thereby permitting Prometheus to acquire majority control of ARV. Without paying any control premium to ARV's public shareholders.

         6. On October 12, 1997, after stating its view that the First Prometheus Transaction constituted a breach of the ARV Defendants' fiduciary duties, Emeritus made a second proposal to the ARV Board to purchase all of the publicly held shares of ARV in cash for $16.50 per share - 16% higher than the price at which Prometheus had purchased its ARV stock. Despite this significant premium, the ARV Defendants again rejected Emeritus' proposal without any serious consideration or negotiations with Emeritus. While Emeritus' proposal offered substantial value to all of ARV's shareholders, the First Prometheus Transaction gave unfair and special treatment to one hand-picked shareholder which in return pledged to support the ARV Defendants in their quest to remain in office.


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

         7. On October 13, 1997, Gary Davidson, the Chairman and Chief Executive Officer of ARV, as well as one of its principal founders, resigned from the company. Mr. Davidson resigned because he disapproved of the extent to which Prometheus was exerting control over ARV and because he believed that the ARV Defendants had failed to act in the shareholders' best interest by summarily rejecting Emeritus' October 12, 1997 proposal.

         8. With Mr. Davidson having resigned in protest, Emeritus having made proposals which were far superior to the First Prometheus Transaction, and shareholder approval of the First Prometheus Transaction in doubt, the ARV Defendants realized that they had to change strategies to achieve their goals. The centerpiece of the new strategy was to enter into a second transaction with Prometheus (the "Second Prometheus Transaction" or, together with the First Prometheus Transaction, the "Prometheus Transactions"), one which would preserve the standstill restrictions of the first transaction and allow Prometheus to obtain additional ARV shares without putting the transaction up for a shareholder vote. Accordingly, the ARV Defendants canceled the November 18, 1997 shareholder meeting and reneged on their commitment to hold a shareholder vote to approve the Prometheus Transactions.

         9. On October 29, 1997, ARV announced the Second Prometheus Transaction which superseded parts of the First Prometheus Transaction. The Second Prometheus Transaction would grant Prometheus three designated directors on an expanded, nine-member ARV Board. In addition, Prometheus would keep the shares it had already acquired in the First Prometheus Transaction, representing over 16% of ARV, and would be free to acquire up to 49.9% of all outstanding shares without being subject to ARV's poison pill. In return, Prometheus would agree to purchase $60 million in convertible debentures (the "Notes") and, as before, to vote its stock in favor of keeping ARV's existing Board in office for at least another three years. The Notes would be redeemable at ARV's option in exchange for common shares of ARV, but the initial redemption price would be exorbitant:
Prometheus would be entitled to receive approximately 4.3 million shares at an out-of-pocket cost of approximately $14 per share, a substantial discount to the market price. Like the First Prometheus Transaction, the Second Prometheus Transaction locks up the Board under the joint control of Prometheus and ARV's existing management while selling out the company's public




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shareholders. Shortly after the announcement of the Second Prometheus
Transaction, defendants Freeman, Jacobs and Gunty were appointed to ARV's Board.

         10. On November 21, 1997, ARV filed new preliminary proxy materials (the "New Proxy Statement") with the SEC. The New Proxy Statement no longer seeks shareholder approval of the Prometheus Transactions. Rather, the New Proxy Statement states that ARV intends to solicit proxies for the purpose of approving only three proposals at its annual meeting. Those proposals seek (i) reincorporation of ARV as a Delaware corporation; (ii) amendment of ARV's articles of incorporation to increase the maximum number of authorized directors of ARV from nine to ten; and (iii) re-election of the Individual Defendants as directors of ARV. The New Proxy Statement also stated that Defendants Freeman, Jacobs and Gunty had been appointed to ARV's Board on October 30, 1997. The New Proxy Statement announced January 8, 1998 as the rescheduled date of the annual meeting.

         11. On November 24, 1997, Emeritus filed preliminary proxy materials with the SEC stating that Emeritus intends to solicit proxies in opposition to the reelection of the Individual Defendants as ARV Board members at ARV's annual meeting, then scheduled for January 8, 1998. Emeritus' proxy materials also state that Emeritus is proposing its own slate of nominees for election to ARV's board at the annual meeting.

         12. On December 8, 1997, ARV announced that it had redeemed the $60 million in Notes for approximately 4.3 million ARV common shares (the "Redemption"). ARV redeemed the Notes for the specific purpose of attempting to defeat Emeritus' slate of candidates to sit on ARV's Board. Although ARV announced the price of the shares as $17.25 per share, because Prometheus received a more than 23% "premium" over and above its $60 million investment, the out-of-pocket cost to Prometheus was only $14 per share, substantially less than the market price.

         13. In conjunction with the Redemption, ARV announced that it had rescheduled the annual meeting date for a third time, to January 28, 1998. In addition, ARV moved the record date for the annual meeting to December 18, 1997, allowing Prometheus to vote its 4.3 million newly-issued ARV shares at the annual meeting. In effect, ARV has delivered millions of discounted shares to an investor, hand-picked by the Board, who is contractually obligated to vote those shares in support of the Board's director nominees. As a direct response to Emeritus' proxy contest, the Redemption is a blatant attempt by the Board to entrench itself by buying votes at the expense of ARV's public shareholders and Emeritus.

         14. Also on December 8, 1998, ARV announced the appointment, effective immediately, of defendant Phanstiel as its new Chairman of the Board and Chief Executive Officer.

         15. Emeritus' complaint seeks, among other things specified further below, the following declaratory and injunctive relief: an order declaring that Defendants have breached their fiduciary duties by (i) entering into and failing to revoke the Prometheus Transactions; (ii) implementing and retaining the poison pill; and (iii) redeeming the Notes issued to Prometheus; and an injunction voiding the Prometheus Transactions in whole or part and directing that Defendants redeem the poison pill.


                                       II.

                            PARTIES AND JURISDICTION

         16. Plaintiff Emeritus is a Washington corporation with its principal offices located in Seattle, Washington. Emeritus is a long-term care services company focused on operating residential style assisted living communities. Emeritus is qualified to do business in California and does business in California.

         17. Defendant ARV is a California corporation with its principal office located in Costa Mesa, California. ARV is also a provider of assisted living accommodations and services that operates, acquires and develops assisted living facilities.

         18. Defendant David P. Collins is a Director and Senior Executive Vice President of ARV and is currently responsible for managing ARV Assisted Living International, Inc., a wholly owned subsidiary of ARV. Mr. Collins has been a Director since 1985, and he beneficially owns 558,939 (4.8%) of ARV's common stock. In 1997, solely in his capacity as Executive Vice President of ARV, he stands to earn $204,791 in salary, $63,329 in bonuses and $10,000 in stock options.

         19. Defendant John A. Booty is Vice Chairman of the Board of ARV, and prior to December 5, 1997, was its interim President and Chief Executive Officer. Mr. Booty was a founder of ARV's predecessor company in 1980 and served as interim President and Chief Executive Officer beginning October 1997. In addition, he has been a Director of ARV since its inception in 1985. He










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

also served as President of ARV from 1985 through September 1996 and beneficially owns 699,246 (6%) of ARV's common stock. In 1997, solely in his capacity as interim President and Chief Executive Officer, he stands to earn $136,207 in salary, $50,582 in bonuses and $6,426 in other compensation.

         20. Defendants R. Bruce Andrews, James M. Peters and Maurice J. DeWald are currently Directors of ARV and have served as Directors since 1995. They own, respectively, 2,500, 2,500, and 3,500 shares of ARV's common stock. In 1997, as Directors, they will earn $12,000 per year plus $500 for each meeting of the Board or committee of the Board that they attend. They also each have the option to purchase 10,000 shares of ARV common stock.

         21. Defendant John J. Rydzewski is a Director and, prior to December 5, 1997, was Chairman of the Board of ARV. In 1997, as a Director of ARV, he would have earned $12,000 plus $500 for each meeting of the Board or committee of the Board that he attends. However upon his appointment as Chairman of the Board in October 1997, it was agreed that Mr. Rydzewski would receive $75,000 per year for his services. Mr. Rydzewski also owns 7,500 shares of ARV common stock and has an option to purchase 10,000 additional shares of ARV common stock.

         22. Defendants Robert P. Freeman, Kenneth M. Jacobs and Murry N. Gunty are Directors of ARV, having been appointed to the Board on October 30, 1997. In addition to their positions as ARV Directors, Mr. Freeman is the President and Managing director of Lazard, Mr. Jacobs is a Managing Director in the Banking Group of Lazard Freres & Co. LLC, an affiliate of Lazard, and Mr. Gunty is a Vice President of Lazard. Mr. Freeman and Mr. Gunty signed the agreements effectuating the Prometheus Transactions on behalf of the Prometheus.

         23. Defendant Howard G. Phanstiel is Chairman of the Board of Directors and Chief Executive Officer of ARV, having been appointed to these position on December 5, 1997. His compensation package has not yet been announced.

         24. Defendant Prometheus is a Delaware limited liability company with its principal offices located in New York, New York. Prometheus, an affiliate of Lazard and Lazard Freres & Co. LLC, is a company that invests in assisted living facilities.








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


         25. This Court has jurisdiction over each of the Defendants pursuant to California Code of Civil Procedure Section 410.10. ARV is a California corporation, and the Individual Defendants are currently serving as directors of a California corporation. In addition, on information and belief, the Individual Defendants have participated in Board meetings in California, either in person or telephonically via teleconferences originating in California. Prometheus is the largest shareholder of ARV and has the authority to designate three members (currently Freeman, Jacobs and Gunty) of ARV's Board. The wrongful acts and transactions alleged herein have had and will have significant effects within California.

                                      III.

                                      VENUE

         26. Venue is proper in Orange County because ARV's headquarters and principal offices are located here.

                                       IV.

                             DERIVATIVE ALLEGATIONS

         27. Emeritus asserts the claims herein individually and directly. However, to the extent that any of these claims should be considered to be derivative claims, Emeritus did not make demands on ARV's Board to institute an action asserting the claims because, under the circumstances, demand was not required, and not necessary and would have been futile in that: (a) the ARV Defendants participated in and approved of the wrongful acts alleged herein; (b) those acts occurred in response to and in the context of a contest for control of ARV, which could have resulted in the removal of the ARV Defendants from office; (c) the ARV Defendants have already repudiated Emeritus' proposals and offers to negotiate; (d) the ARV Defendants have recommended the First Prometheus Transaction in ARV's preliminary proxy materials; and (e) defendants Freeman, Jacobs and Gunty aided and abetted the ARV Defendants' breach of fiduciary duty and, together with defendant Phanstiel, have done nothing since their appointment as Directors to revoke the Prometheus Transactions or the poison pill or to mollify their entrenching effects. Thus, the Board has at no time been either independent or disinterested with respect to the decisions it made.









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

                                       V.


                               FACTUAL BACKGROUND


A. ARV IGNORES EMERITUS' PROPOSAL AND RUSHES TO CLOSE THE FIRST PROMETHEUS TRANSACTION

         28. In June 1997, Daniel R. Baty, Chairman and CEO of Emeritus, telephoned Mr. Davidson of ARV. Mr. Baty told Mr. Davidson that Emeritus was interested in exploring a business combination with ARV. On July 3, 1997, Mr. Baty met with Mr. Davidson at ARV's headquarters and reiterated Emeritus' possible interest in such a combination.

         29. Instead of pursuing discussions with Emeritus, on June 27, 1997, ARV entered into an exclusivity agreement with Prometheus pursuant to which ARV agreed not to pursue a transaction with another party prior to August 8, 1997 while negotiations with Prometheus took place. Negotiations between ARV and Prometheus continued into early July.

         30. On July 10, 1997, Mr. Baty of Emeritus and a representative of Starwood Capital Group, LLC ("Starwood") delivered by facsimile a letter to Mr. Davidson of ARV. In the letter, Mr. Baty and the representative of Starwood set forth a proposal for the acquisition of ARV by Emeritus and Starwood. Under the proposal, ARV's shareholders would receive either Emeritus stock or a combination of Emeritus stock and cash worth a minimum of $14 for their ARV shares, which represented a premium of more than 35% over the then-current market price of ARV stock. Starwood would provide ongoing financing for the combined company.

         31. In the final paragraph of the July 10 letter, Mr. Baty and the representative of Starwood suggested that a meeting occur as soon as possible between Emeritus, ARV and Starwood to discuss the proposals in greater detail and explore possible structures and alternatives. The letter made clear that Emeritus, Starwood and their advisors were ready to meet with ARV at its offices in Costa Mesa at ARV's earliest convenience.

         32. The following day, on Friday, July 11, 1997, Mr. Baty received a letter back from ARV. ARV's letter stated that Emeritus' letter had been received and that the ARV Board was "attempting to schedule a meeting next week to consider your proposal."








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

         33. In fact, as the ARV Defendants well knew, ARV's exclusivity agreement with Prometheus precluded its pursuit of another transaction before August 8, 1997.


         34. Rather than waiting for the next week, ARV's Board met on Sunday, July 13, 1997. At this meeting, the ARV Defendants summarily rejected Emeritus' proposal after less than 30 minutes of deliberation, without so much as considering further inquiry or discussions with Emeritus or Starwood. In addition, the ARV Defendants decided to proceed with two major actions which would effectively prevent Emeritus, or any other party, from acquiring control of ARV. These two major actions were, first, rushing to complete and enter into the First Prometheus Transaction, and second, implementing the poison pill. The effect of these actions was to entrench the ARV Defendants in office for their own personal benefit and to deny Emeritus the opportunity to present its offer to ARV's public shareholders.

B.       ARV ENTERS INTO THE FIRST PROMETHEUS TRANSACTION


         35. On July 14, 1997, four days after receiving Emeritus' proposal, ARV, certain of the ARV Defendants, Prometheus and Lazard entered into a series of agreements under which Prometheus purchased up to a 49.9% holding in ARV's stock. At the heart of the transactions were mutual promises by the ARV Defendants and Prometheus to expand the size of the Board and to vote all of their respective shares in support of each other's nominees for positions on the Board. In addition, Prometheus agreed to abstain for the next three years from participating in any acquisition of ARV or other acts which could potentially unseat the ARV Defendants.

         36. The terms of the First Prometheus Transaction rendered control of the affairs of ARV a private arrangement between ARV's senior management and Prometheus and thereby effectively disenfranchised ARV's public shareholders. Before the transaction, ARV's public shareholders had the ability by acting in concert to control the company; after the transaction, they did not. This change of control was engineered by Defendants while denying Emeritus the opportunity to make an offer to acquire ARV and thereby benefit all of ARV's shareholders.

         37. On information and belief, defendants Prometheus, Freeman, Jacobs and Gunty each aided and abetted the ARV Defendants' breach of their fiduciary duty to shareholders by encouraging and otherwise assisting the ARV Defendants in the adoption of the First Prometheus Transaction.










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

         38. The terms of the three principal agreements of the First Prometheus Transaction - the Stock Purchase Agreement (the "SPA"), the Stockholders Agreement (the "SPA"), and the Stockholders Voting Agreement (the "SVA") - are set forth below in greater detail.

         39. SPA: Sale of ARV Stock to Prometheus. The SPA between Lazard, Prometheus and ARV provided for the issuance to Prometheus of up to a total of 9,653,325 ARV shares. Because the First Prometheus Transaction was superseded by the Second Prometheus Transaction, a total of 1,921,012 shares (or approximately 16.6% of all outstanding shares) have been issued to Prometheus. However, the SPA provided that ARV would issue a second block of stock consisting of 3,078,988 shares to Prometheus on the date that shareholder approval of the First Prometheus Transaction, as described more fully below, took place. Thereafter, Prometheus would acquire additional ARV stock up to an aggregate holding of 49.9% of all outstanding shares during a three-year "standstill" period. After the standstill period ended, Prometheus would be free to acquire additional shares of ARV and thus hold a majority interest in the company.

         40. SPA: Prometheus' Power to Veto Actions by ARV. Until four of Prometheus' own directors had assumed positions on ARV's Board, the SPA permitted Prometheus to veto any significant action by ARV's Board other than in the ordinary course of business, including (i) the acquisition or sale of any business or assets having a value in excess of 1% of ARV's assets; (ii) the incurrence of indebtedness having a value in excess of 1% of ARV's assets; (iii) the approval of ARV's annual operating budget; (iv) any material change in ARV's management; (v) any change in the number of shares of ARV common stock authorized for issuance; and (vi) any change in ARV's dividend policy.

         41. SPA: "No Shop" Provision. The SPA forbade ARV from initiating, soliciting, or encouraging any transaction which might compete with the transaction with Prometheus - a so-called "Competing Transaction." A Competing Transaction was defined as the acquisition of more than 15% of ARV's stock, or any business combination, restructuring or liquidation involving ARV.

         42. SPA: Expanded Board and Executive Committee With Prometheus Veto. The SPA provided that the Board would be expanded from seven to eleven directors, with the four new Positions to be filled by Prometheus. In addition, ARV's bylaws would be amended to require a super-majority of eight directors for the approval of "any action other than in the ordinary course." With Prometheus controlling four Board seats, it would have veto power over a wide range of Board activity. The SPA also provided that votes by the five-person Executive Committee of the Board, two members of which would be nominated by Prometheus, be subject to a super-majority requirement for approval. Thus, Prometheus would have had veto power over actions by the Executive Committee as well.

         43. SPA: Shareholder Ratification Requirement. The SPA required ARV to seek to have the First Prometheus Transaction and the specific agreements effectuating it approved by the affirmative vote of a majority of the holders of ARV's common stock. For purposes of this ratification, the shares owned by Prometheus (currently 16.6% of all outstanding shares) would be counted in reaching a quorum but would not be counted toward the majority necessary for ratification. As discussed more fully below, the shares held by Gary Davidson and the ARV Defendants, which comprised over 20% of ARV's outstanding shares, were required by the SVA to be voted in support of ratification of the First Prometheus Transaction.

         44. SPA: $13 Million "Break-up" Fee. The SPA required ARV to pay significant "break-up" fees to Prometheus if the First Prometheus Transaction was not consummated. Ordinarily, a "break-up" fee is justifiable on the grounds that it deters a company from backing out of a transaction which enhances shareholder value. But here the First Prometheus Transaction did not enhance the value of ARV's outstanding shares, and thus the fees provided for in the SPA were unjustified and punitive to ARV and its shareholders. In addition, the fees were unduly large and grossly disproportionate to the size of the First Prometheus Transaction. Such fees rarely exceed 3% of the value of the transaction, but in one scenario set forth in the SPA were equal to approximately 10% of the value of the First Prometheus Transaction. The break-up fee was in fact intended to coerce ARV shareholders into approving the First Prometheus Transaction. The break-up fees and "adjustments" to the purchase price contemplated by the SPA would have reduced the price per share received by ARV in the transaction to as little as $4.15 below market at the time the First Prometheus Transaction was announced.

         45. SA: Voting of Prometheus' Shares. The quid pro quo for the astonishing benefits granted by ARV's Board to Prometheus under the SPA was largely provided for in the SA among Lazard, Prometheus and ARV. The SA obligated Prometheus to vote all of its shares of ARV "in favor of the election of Directors nominated by the Nominating Committee or the Board". Thus, in addition to their own sizable holding of shares, ARV's Board would have been supported in office by Prometheus' holding as well.

         46. SA: Resistance to Changes of Control or Policy. The standstill restrictions of Sections 4.2 and 4.3 of the SA prohibited Prometheus during a three-year period from acting either alone or in concert with another person or group in any way which could threaten the existing composition of the ARV Board or management.

         47. SA: No Support of Disinterested Stockholders. In particular,
Section 4.2 prohibited Prometheus from directly or indirectly (i) soliciting, proposing or otherwise encouraging a genuine election contest for the Board of Directors; (ii) soliciting, encouraging or participating in any stockholder proposals; (iii) calling a special meeting for a stockholder vote; (iv) requesting a list of stockholders; or (v) seeking amendment, waiver or invalidation of the First Prometheus Transaction.

         48. SA: No Tendering or Other Transfer of Shares. Similarly, Section
4.3 of the SA restricted Prometheus from transferring or tendering its shares during the standstill period, with particular reference to transfers to companies operating "assisted living facilities" such as Emeritus.

         49. SA: Disenfranchisement of Disinterested Shareholders. In essence, Sections 4.2 and 4.3 dictated that Prometheus' 49.9% interest be immobilized and used as "ballast" for continuing Board control during any bids for changes in control or policy. The exception, of course, was the election of directors, when the Prometheus block had to be voted in support of Board nominees. In addition, as indicated in its preliminary proxy materials, the Board sought to reincorporate ARV in Delaware and to remove the possibility of cumulative voting of directors. The combined effect of these changes would have been to make it virtually impossible for Emeritus or any other shareholder to elect its own director nominee, remove incumbent directors or effectively challenge any action by the Board.

         50. SVA: Voting by ARV Board Members. The SVA among Prometheus, Lazard and four of the largest individual shareholders of ARV (defendants Booty and Collins, Gary Davidson, and Graham Espley-Jones, the chief financial officer of
ARV) required each of the individual shareholders, subject to certain conditions, to vote all of the shares under his control (i) in support of the First Prometheus Transaction; and (ii) in support of the election of ARV directors who are either nominated by Prometheus or the Nominating Committee of the Board. In effect, the SVA provided that Prometheus, Lazard and certain directors and senior officers of ARV would pool their substantial voting power in an attempt to force approval of the First Prometheus Transaction and, if they were successful, to perpetuate in office their own designated nominees to ARV's Board.

C.       THE IMPLEMENTATION OF ARV'S POISON PILL

         51. On July 14, 1997, in addition to entering into the First Prometheus Transaction, Defendants implemented a Shareholders Rights Plan to seek to prevent an acquisition by Emeritus or another bidder. In implementing the Shareholders Rights Plan or "poison pill," ARV declared a dividend distribution of one Preferred Share Purchase Right (a "Right") on each outstanding share of ARV common stock. The Rights will be exercisable if, among other things, a person or group (the "Acquiring Person") acquires 10% or more of ARV's common stock. When exercisable, each Right will entitle its holder to purchase additional newly issued shares of ARV common stock at half-price. The effect of the pill, if triggered, is to greatly increase the number of outstanding shares of ARV stock and make an acquisition prohibitively expensive to the Acquiring Person. The Rights distributed on shares owned by the Acquiring Person may not be exercised, thus putting the Acquiring Person at an additional disadvantage in its efforts to acquire ARV.

         52. Significantly, Defendants specifically exempted the shares owned by Prometheus from triggering the poison pill. Thus, Prometheus -- which already owns over 16% of ARV's stock -- may continue to acquire ARV shares either through future stock purchase agreements with ARV or through open market purchases without triggering the pill. The exemption of Prometheus from the pill gives Prometheus the opportunity to acquire a majority interest in ARV without paying any control premium and, in the meantime, to exercise significant leverage and control over ARV.

         53. The poison pill, implemented only four days after ARV received Emeritus' proposal, was adopted by the ARV Defendants for the improper purposes of entrenching themselves in office, deterring any challenge to the First Prometheus Transaction, and chilling or blocking Emeritus' proposal and any other proposals by another bidder.

D.       ARV'S JULY 15 PRESS RELEASE

         54. On July 15, 1997, ARV issued a press release stating that on the previous day its Board had approved the agreements with Prometheus and Lazard and had implemented the poison pill. Emeritus learned of the transactions between ARV and Prometheus for the first time in this press release. The press release stated that the first phase of the stock sale to Prometheus would close by the end of August 1997.

E. EMERITUS' JULY 21, 1997 LETTER TO ARV CRITICIZING THE FIRST PROMETHEUS TRANSACTION AND OFFERING TO NEGOTIATE A TRANSACTION TO MAXIMIZE SHAREHOLDER VALUE

         55. On July 21, 1997, Emeritus delivered a letter to ARV expressing surprise and disappointment with the announcement of the First Prometheus Transaction. The letter raised a number of concerns with the recent actions of ARV's Board, including (i) the negative effects that the First Prometheus Transaction would have on the long-term value of ARV's stock, especially as compared to the positive effects that Emeritus' proposal would offer; (ii) the lack of serious consideration the ARV Board gave to Emeritus' proposal; (iii) the inappropriately large size of the break-up fee in the SPA with Prometheus;
(iv) the effects of the poison pill in entrenching current management and deterring challenges to the First Prometheus Transaction; and (v) the fact that the First Prometheus Transaction had resulted in a change of control of ARV without shareholder value being maximized. In conclusion, Emeritus told ARV that it was prepared to discuss the terms of a potential transaction between ARV and Emeritus that would maximize shareholder value.

F. AFTER RECEIVING EMERITUS' JULY 21 LETTER, ARV AND PROMETHEUS HURRIEDLY CLOSE THE FIRST PROMETHEUS TRANSACTION

         56. Although ARV's July 15 press release had stated that the closing of the first phase of the Prometheus stock purchase would occur by the end of August, four days after ARV received

Emeritus' July 21 letter, the first phase abruptly closed. Thus, on July 25, 1997, ARV issued Prometheus 1,921,012 shares of ARV common stock representing over 16% of ARV's outstanding stock.

         57. Also on July 25, ARV responded to Emeritus' July 21 letter. In this letter, ARV asserted that ARV's Board had found the terms of Emeritus' proposal as set forth in Emeritus' July 10 letter to be "significantly less attractive and less definitive" than the terms of the First Prometheus Transaction. ARV also claimed that the size of the break-up fee was normal and that the poison pill was not implemented in response to Emeritus' proposal. ARV then threatened to take legal action against both Emeritus and Starwood if either entity attempted to "interfere" with consummation of the First Prometheus Transaction.

G.       ARV'S PLAN TO RATIFY THE FIRST PROMETHEUS TRANSACTION BY SHAREHOLDER
         VOTE

         58. On August 22, 1997, ARV filed with the SEC a preliminary proxy statement in connection with its upcoming meeting of shareholders. In its proxy statement, ARV stated that it intended to solicit proxies for the purpose of approving four proposals at the meeting, which was at that time scheduled for October 14, 1997. On information and belief, the annual meeting was subsequently rescheduled for November 18, 1997. These proposals sought (i) shareholder approval of the agreements implementing the First Prometheus Transaction; (ii) shareholder approval of an amendment to ARV's Articles of Incorporation, as required by the SA, increasing the maximum number of directors of ARV from nine to eleven; (iii) reincorporation of ARV as a Delaware corporation as opposed to a California corporation; and (iv) re-election of the ARV Defendants as directors of ARV.

         59. The preliminary proxy statement identified one of the potential effects of shareholder approval of the First Prometheus Transaction as follows:
"Such approval may serve to extinguish potential claims, if any, regarding any conduct of members of the Board in connection with the [First Prometheus] Transaction, including potential claims alleging violations of the Board's duties to shareholders. Under California Law, fully informed shareholder approval of a transaction may, in certain circumstances, serve to extinguish certain related fiduciary duty claims against directors." The preliminary proxy materials thus candidly admitted the potential for breach of fiduciary claims against ARV's directors based on the First Prometheus Transaction.

         60. The SVA between Prometheus, Lazard and certain insider shareholders of ARV, however, provided that those individuals (including defendants Booty and Collins) were required to vote their shares in favor of approving the First Prometheus Transaction - or, in other words, that they were contractually required to vote in favor of exculpating themselves from breach of fiduciary claims brought by ARV's shareholders. While this arrangement was contrary to California law, the preliminary proxy materials failed to disclose this fact. The preliminary proxy materials also failed to disclose that the First Prometheus Transaction had been entered into by Defendants for the improper purpose of entrenching the ARV Defendants in office, that the First Prometheus Transaction had effectuated a change of control at ARV without shareholder value being maximized, and that the ARV Defendants had failed to properly consider or respond to Emeritus' July 10, 1997 proposal.

H.       ARV IGNORES EMERITUS' OCTOBER 12, 1997 PROPOSAL

         61. On October 12, 1997, Emeritus delivered a letter to ARV. The letter reiterated Emeritus' concern that the First Prometheus Transaction would transfer control of ARV to Prometheus without appropriate value being paid to ARV's stockholders.

         62. Emeritus' October 12, 1997 letter proposed the acquisition by Emeritus of all the outstanding stock of ARV for $16.50 per share in cash, a 45% premium over ARV's stock price before the First Prometheus Transaction was announced, and an 18% premium over the price per share paid by Prometheus in purchasing its 16% block. The letter further indicated that Emeritus would make its bid public the following day, and that Emeritus was available to meet with ARV and its advisers immediately to discuss the proposal. As promised, Emeritus announced its bid via press release on October 13.

         63. Without any attempt to communicate or negotiate with Emeritus, ARV issued a press release on October 14, 1997. Notwithstanding the signed agreement to sell 49.9% of ARV to Prometheus, the press release contended that ARV was not for sale. The release described the Emeritus offer as unattractive because of what ARV characterized as "significant conditions," including the need for due diligence and the finalization of financing agreements. Remarkably, the press release also cited the then-current trading price of ARV stock, which had been bid higher in response to Emeritus' proposal, as a reason to reject the offer.

         64. The ARV Defendants failed to exercise due care and to take diligent action to maximize shareholder value by rejecting, after only 45 minutes of deliberations, Emeritus' proposal to acquire the outstanding shares of ARV for $16.50. As with Emeritus' July 10 offer, the ARV defendants did not even consider contacting Emeritus to learn more about the terms of the offer or the possibility of further negotiations. Emeritus' proposal offered a significant premium to all of ARV's shareholders as opposed to the First Prometheus Transaction which, by giving special treatment to one hand-picked shareholder pledged to support the ARV Defendants in their quest to remain in office, was in fact contrary to the interests of ARV's other shareholders.

I.       GARY DAVIDSON RESIGNS FROM ARV

         65. On October 13, 1997, the day after ARV's Board received Emeritus' $16.50 per share offer, Gary Davidson resigned from his positions as Chairman, Chief Executive Officer and Director of ARV.

         66. Mr. Davidson resigned because he disapproved of the extent to which Prometheus was exerting control over ARV and because he believed that the ARV Defendants had failed to act in the shareholders' best interest by, among other things, summarily rejecting Emeritus' October 12, 1997 proposal.

J. ARV RETREATS FROM THE FIRST PROMETHEUS TRANSACTION AND ENTERS INTO THE SECOND PROMETHEUS TRANSACTION WHICH DOES NOT REQUIRE SHAREHOLDER APPROVAL

         67. The reaction of ARV shareholders to ARV's rejection of Emeritus' $16.50 proposal was decidedly negative. On information and belief, ARV was informed by its proxy consultants and others that shareholders would likely reject the First Prometheus Transaction, finding Emeritus' $16.50 all-cash offer superior.

         68. Less than three weeks after receiving Emeritus' $16.50 per share proposal, the ARV Defendants, Prometheus and Lazard made a strategic decision to retreat from the First Prometheus Transaction and enter into a new set of agreements - the Second Prometheus Transaction - which in part supersede the First Prometheus Transaction. After communications with proxy consultants and shareholders revealed that the First Prometheus Transaction would likely be rejected by shareholders, the ARV Defendants entered into the Second Prometheus Transaction (i) because they feared that the First Prometheus Transaction would not be approved by ARV's shareholders, and (ii) upon further information and belief, in order to entrench themselves in office by preventing Emeritus from proceeding with its proposals.

         69. As with the First Prometheus Transaction, at the heart of the Second Prometheus Transaction were mutual promises by the ARV Defendants and Prometheus to vote all of their respective shares in support of each other's nominees for positions on the Board. As before, Prometheus agreed to abstain for the next three years from participating in any acquisition of ARV or other acts which could potentially unseat the ARV Defendants. Prometheus would also retain its 16% interest in ARV acquired as part of the First Prometheus Transaction.

         70. The Second Prometheus Transaction differed from the first transaction in several important respects. Most significantly, Defendants crafted the Second Prometheus Transaction so that it did not have to be approved by ARV's shareholders. Rather than issuing new shares directly to Prometheus, the Second Prometheus Transaction called for the issuance of convertible notes (the "Notes"), which could be converted into common shares under various circumstances. Upon conversion of the Notes, Prometheus, in conjunction with its 16% holding, would hold up to 35% of the outstanding shares of ARV. As with the First Prometheus Transaction, Prometheus was free to acquire a total of up to 49.9% of the outstanding shares of ARV during a three-year standstill period, without triggering ARV's poison pill.

         71. According to ARV's Form 8-K dated November 14, 1997 (the "8-K"), Prometheus as of that date had not yet paid for the $60,000,000 in convertible Notes issued to it by ARV, despite the fact that interest had begun accruing on the Notes.

         72. On information and belief, defendants Prometheus, Freeman, Jacobs and Gunty each aided and abetted the ARV Defendants' breach of their fiduciary duty to shareholders by encouraging and otherwise assisting the ARV Defendants in the adoption of the Second Prometheus Transaction for the financial benefit of Prometheus.

         73. The terms of the five principal agreements constituting the Second Prometheus Transaction - the Amended and Restated Stock and Note Purchase Agreement ("SPA2"), the related indenture (the "Indenture") and note in favor of Prometheus (the "Prometheus Note"), the Amended and Restated Stockholders Agreement ("SA2"), and the new Stockholders' Voting Agreement ("SVA2") - are set forth below in greater detail.

         74. SPA2: Sale of Convertible Notes to Prometheus. The SPA2 between Lazard, Prometheus and ARV provides for the issuance to Prometheus of an aggregate of $60,000,000 principal amount of 6.75% Convertible Subordinated Notes due 2007. The SPA2 amends and restates the SPA.

         75. Indenture and Prometheus Note: Conversion to Common Shares. The Indenture and Prometheus Note allow ARV to redeem the Notes at any time. However, during the first three years after the Second Prometheus Transaction, the Notes may only be redeemed for ARV common shares. Significantly, the redemption price during the first three years of the transaction is exorbitantly high: more than 123% of Prometheus' $60 million purchase price for the Notes. Thus, for its $60 million investment, Prometheus would receive approximately 4,285,000 shares at an out-of-pocket cost of $14 per share. In essence, the redemption option allows ARV's Board, in the event the Board perceives a threat to its control of ARV, to issue massive quantities of discounted stock to Prometheus, shares which are contractually bound to be voted in favor of the Board's director nominees. The Prometheus Note is thus calculated to dilute the voting power of disinterested shareholders in order to entrench the current Board. Accordingly, the adoption of the 123% redemption provision by the ARV Defendants constituted a breach of their fiduciary duties to Emeritus and other ARV shareholders.

         76. SA2: Expanded Board with Prometheus Designees. The SA2 amends and restates the SA. The SA2 provides that the Board be expanded to 9 directors, of whom Prometheus has the right to designate three. ARV is restrained from expanding the Board beyond nine members.

         77. SA2: Prometheus Veto of Choice of ARV President/CEO and Director. The SA2 requires that ARV receive the prior written consent of Prometheus approving ARV's selection of a President and CEO to replace Gary Davidson. Once Prometheus has approved the new

President/CEO, ARV must use its best efforts to elect him or her to the Board, replacing one of the directors not designated by Prometheus. Thus, in addition to having three designees on the Board, Prometheus had veto power over the selection of an additional director, defendant Phanstiel, effectively leaving Prometheus only one member short of a majority of directors who, at the very least, are sympathetic to Prometheus' interests.

         78. SA2: Voting of Prometheus' Shares. As under the SA, during the Second Prometheus Transaction's 3-year standstill period, Prometheus is required to vote all of its shares of ARV "in favor Of the election of all Directors nominated by the nominating committee, if any, or the Board..." Thus, as under the First Prometheus Transaction, the Board's own sizable holding will be supported by Prometheus', the company's largest shareholder. Since Prometheus' common stock holdings are likely to give it de facto voting control of ARV, the SA2 virtually ensures that the Board will be able to perpetuate itself and its nominees in office.

         79. SA2: Resistance to Changes of Control or Policy.. As under the SA, the standstill restrictions of Sections 4.2 and 4.3 of the SA2 prohibit Prometheus during a three-year period from acting either alone or in concert with another person or group in any way which could threaten the existing composition of the ARV Board or management.

         80. SA2: No Support of Disinterested Stockholders. As under the SA,
Section 4.2 of the SA2 prohibits Prometheus from directly or indirectly (i) soliciting, proposing or otherwise encouraging a genuine election contest for director positions on ARV's Board; (ii) soliciting, encouraging or participating in any stockholder proposals; (iii) calling a special meeting for a stockholder vote; (iv) requesting a list of stockholders; or (v) seeking amendment, waiver or invalidation of the Second Prometheus Transaction.

         81. SA2: No Tendering or Other Transfer of Shares. As under the SA,
Section 4.3 of the SA2 restricts Prometheus from transferring or tendering its shares during the standstill period, with particular reference to transfers to companies operating "assisted living facilities" such as Emeritus.

         82. SA2: Disenfranchisement of Disinterested Shareholders. As under the SA, Sections 4.2 and 4.3 of the SA2 essentially dictate that Prometheus' up to 49.9% interest be immobilized and used as "ballast" for continuing Board control during any bids for changes in control or policy. The exception, of course, is the election of directors, when the Prometheus block must be voted in support of Board nominees. The combined effect of these changes will be to make it impossible for Emeritus or any other shareholder to elect its own director nominee, remove incumbent directors or effectively challenge any action by the Board.

         83. SVA2: Voting By ARV Board Members. The SVA2 among Prometheus, Lazard and three of the largest individual shareholders of ARV (Graham Espley-Jones and defendants Booty and Collins) requires each of the three individual shareholders to vote all of the shares under his control in support of the election of ARV directors who are either nominated by Prometheus or the Nominating Committee of the Board. Like the SVA, the SVA2 provides in effect that Prometheus, Lazard and certain directors and senior officers of ARV pool their substantial voting power to perpetuate in office their own designated nominees to ARV's Board. Unlike the SVA, Gary Davidson is not a party to the SVA2.

K.       ARV ANNOUNCES STOCK BUY-BACK PROGRAM

         84. On November 14, 1997, ARV announced it had allocated $25 million for the institution of a stock buy-back program to repurchase ARV common shares on the open market. The implementation of the stock buy-back program has the effect of further entrenching the Individual Defendants by reducing the number of shares held by disinterested shareholders.

L.       ARV FILES NEW PRELIMINARY PROXY MATERIALS

         85. On November 21, 1997, ARV filed new preliminary proxy materials (the "New Proxy Statement") with the SEC. The New Proxy Statement no longer seeks approval of the Prometheus Transactions. Rather, the New Proxy Statement states that ARV intends to solicit proxies for the purpose of approving only three proposals at its annual meeting. Those proposals seek (i) reincorporation of ARV as a Delaware corporation; (ii) amendment of ARV's articles of incorporation to increase the maximum number of authorized directors of ARV from nine to ten; and (iii) re-election of the Individual Defendants as directors of ARV. The New Proxy Statement was the first public announcement by ARV that Defendants Freeman, Jacobs and Gunty were appointed to ARV's Board. The New Proxy Statement announced January 8, 1998 as the rescheduled date of the annual meeting.

         86. Since the Individual Defendants chose to exempt the Second Prometheus Transaction from a shareholder vote, the New Proxy Statement makes little effort to describe it or its effects on ARV. Nevertheless, the New Proxy Statement fails to disclose or misrepresents a number of material facts concerning the Second Prometheus Transaction, including:

         87. Entrenchment. ARV fails to disclose that the effect of the Second Prometheus Transaction, like the first, will be to entrench the ARV Defendants and effectively preclude the public shareholders from electing any directors to the Board or, in fact, from having a meaningful voting franchise on any issue.

         88. Change of Control. ARV fails to disclose that the Second Prometheus Transaction frees Prometheus to gain control of 49.9% of ARV's common shares, and has effectively produced a change of control of ARV without either (i) any payment to the public shareholders; or (ii) preserving an opportunity for the public shareholders to realize a control premium for their shares.

         89. Failure to Consider Competing Proposal. ARV fails to disclose that prior to the signing of the agreements which constitute the Second Prometheus Transaction, Emeritus made a second proposal to ARV for the cash purchase of all of the outstanding shares of ARV for $16.50 per share.

M.       EMERITUS ANNOUNCES ITS PROXY CONTEST

         90. On November 24, 1997, Emeritus filed preliminary proxy materials with the SEC, stating that Emeritus intends to solicit proxies against the slate of director nominees that ARV had planned to submit to its shareholders at the previously scheduled January 8, 1998 meeting. In its proxy materials, Emeritus also proposed a slate of nominees to serve as directors of ARV.

N.       THE REDEMPTION OF THE NOTES

         91. On December 8, 1997, ARV announced that it had redeemed the $60 million in Notes for approximately 4.3 million ARV common shares (the "Redemption"). Although ARV announced the price of the shares as $17.25 per share, because Prometheus received a more than 23% "premium" over and above its $60 million investment, the out-of-pocket cost to Prometheus was only $14 per share, substantially less than the market price. The motive behind the Redemption was to win the upcoming proxy fight with Emeritus.

         92. Prometheus assisted in the Redemption by consenting to the Redemption provisions in the Indenture and Prometheus Notes. Prometheus also benefitted from the Redemption by receiving approximately 4.3 million ARV shares at a substantial discount to their market price.

         93. In accordance with Defendants' plan to use the Redemption to ensure victory in the upcoming proxy fight, ARV announced that it had rescheduled the annual meeting date for a third time, to January 28, 1998. In addition, ARV moved the record date for the annual meeting to December 18, 1997, allowing Prometheus to vote its 4.3 million newly-issued ARV shares at the annual meeting. In effect, ARV has delivered millions of discounted shares to an investor, handpicked by the Board, who is contractually obligated to vote those shares in support of the Board's director nominees. As a direct response to Emeritus' proxy contest, the Redemption is a blatant attempt by the Board to entrench itself by buying votes at the expense of ARV's public shareholders.

         94. Also on December 8, 1998, ARV announced the appointment, effective immediately, of defendant Phanstiel as its new Chairman of the Board and Chief Executive Officer.

O.       EMERITUS LAUNCHES ITS TENDER OFFER

         95. On December 19, 1997, EMAC Corporation, a wholly owned subsidiary of Emeritus, launched a tender offer for all the outstanding shares of ARV for $17.50 cash per share (the "Tender Offer"). The Tender Offer is subject to the conditions identified in Emeritus' Offer to Purchase dated December 19, 1997 and filed with the SEC, including the redemption of the Notes and of the shareholder rights associated with the poison pill. The Tender Offer represents a significant premium to the current market price of ARV shares and a 25% premium over the $14 price paid by Prometheus for its shares.

         96. On January 5, 1998, ARV filed with the SEC a response to Emeritus' Tender Offer on Schedule 14D-9, rejecting Emeritus' offer and recommending that ARV shareholders not tender their shares.

                                       VI.



                                 RELIEF SOUGHT

A.       DECLARATORY RELIEF

         97. The Court may grant the declaratory relief sought herein by Emeritus, because an actual and immediate controversy exists between Emeritus and Defendants. Emeritus contends that Defendants have breached, and are in the process of breaching, their fiduciary duties to Emeritus by, among other things as specified herein, (i) refusing to properly consider or respond to Emeritus' proposals and offers to negotiate with Emeritus; (ii) entering into, consummating, and failing to revoke the Prometheus Transactions; (iii) implementing and retaining the poison pill; (iv) implementing the stock buy-back program; (v) redeeming the Notes issued to Prometheus and moving the record and annual meeting dates; (vi) taking other measures to entrench ARV's Board; and
(vii) failing to maximize the value of ARV's shares. Defendants have disputed many of these claims and contend that ARV's Board found the terms of Emeritus' proposal as set forth in Emeritus' July 10 letter to be "significantly less attractive and less definitive" than the terms of the First Prometheus Transaction, and that Emeritus' October 12 proposal was "unattractive" and "conditional." ARV has also taken the position that the poison pill, the stock buy-back program, and the Redemption are in the best interests of ARV's shareholders.

         98. The granting of the requested declaratory relief will serve the practical purpose of affording relief from the disruption and uncertainty regarding whether Defendants have acted and are acting in violation of their fiduciary duties to Emeritus as alleged herein. The Court's declaratory ruling will resolve the continued controversy over the ARV Board's defensive schemes and voting arrangements, thereby avoiding delay and the waste of judicial resources through piecemeal litigation.

B.       INJUNCTIVE RELIEF

         99. The Court may grant the injunctive relief sought herein by Emeritus, because Defendants have already breached or aided and abetted the breach, and are in the process of breaching, the Individual Defendants' fiduciary duties to Emeritus by, among other things as specified herein, (i) refusing to properly consider or respond to Emeritus' proposals and offers or to negotiate with Emeritus; (ii) entering into, consummating, and failing to revoke the Prometheus Transactions; (iii) implementing and retaining the poison pill; (iv) implementing the stock buy-back program; (v) redeeming the Notes issued to Prometheus and moving the record and annual meeting dates; (vi) taking other measures to entrench ARV's Board; and
(vii) failing to maximize the value of ARV's shares.

         100. The injunctive relief sought herein is justified because Emeritus has properly stated claims for breach of fiduciary duty and is able to prove a likelihood of success in proving its allegations. The denial of injunctive relief will cause more harm to Emeritus than the granting of such relief will cause to Defendants. Money damages are insufficient to make Emeritus whole because of the unique, unreproducible and currently immeasurable value to Emeritus of a corporate combination with ARV. Emeritus faces irreparable harm if the Court does not act to preserve the status quo at this juncture.

                                      V11.

                             FIRST CLAIM FOR RELIEF
                             ----------------------

                 BREACH OF FIDUCIARY DUTY: USE OF THE PROMETHEUS

                TRANSACTIONS AS AN IMPROPER DEFENSIVE MEASURE TO

                          ENTRENCH ARV'S EXISTING BOARD

                       (DECLARATORY AND INJUNCTIVE RELIEF)

         101. Emeritus repeats and realleges each and every allegation set forth in Paragraphs 1 through 100 as if fully set forth herein.

         102. By means of the Prometheus Transactions, the ARV Defendants, aided and abetted by Defendants Prometheus, Freeman, Jacobs and Gunty, have implemented a scheme to sell a substantial quantity of ARV common stock and Notes to Prometheus in return for promises that Prometheus will vote those shares in support of the ARV Board's director nominees. In addition, Prometheus will have the exclusive ability to acquire up to 49.9% of ARV's outstanding common shares without triggering the poison pill. These actions, and others detailed above, indicate that the ARV Defendants entered into the Prometheus Transactions for the purpose of entrenching themselves in office and preventing a transaction with Emeritus from occurring.

         103. The Individual Defendants owe fiduciary duties to Emeritus. As fiduciaries, the Individual Defendants owe Emeritus the highest duties of care, loyalty, candor and good faith. As part of those duties, Defendants are prohibited from taking any defensive actions which have the effect of entrenching existing management at the expense of Emeritus. Here, the effect of the Prometheus Transactions is to entrench existing management to the direct detriment of Emeritus.

         104. On information and belief, Defendants Freeman, Jacobs, Gunty and Phanstiel have done nothing since their appointment to the Board to rectify these continuing breaches of fiduciary duty.

         105. Given the Tender Offer by EMAC Corporation, Emeritus' announcement that it will commence a proxy contest against the Board's director nominees, and Emeritus' offers and proposals to acquire the outstanding shares of ARV, Emeritus has been, and is being, harmed by Defendants' breaches of their fiduciary duties as alleged in this claim.

         106. Emeritus seeks a declaration that (i) Defendants have breached or aided and abetted the breach of fiduciary duties owed to Emeritus by entrenching ARV's existing board in office; (ii) the ARV Defendants have breached their fiduciary duties by entering into and failing to revoke the Prometheus Transactions; (iii) the Prometheus Transactions are null and void or voidable by Defendants; (iv) the issuance of the Notes was in breach of the ARV Defendants' fiduciary duties; (v) the Redemption of the Notes into common shares of ARV was, and the voting or counting of votes of such shares would be, in breach of Defendants' fiduciary duties; (vi) the moving of the record and annual meeting dates was in breach of Defendants' fiduciary duties and illegal under California law; (vii) the issuance to Prometheus of ARV shares under the First Prometheus Transaction was in breach of the ARV Defendants' fiduciary duties; and (viii) the voting or counting of votes of such shares would be in breach of Defendants' duties.

         107. Emeritus seeks an injunction (i) rescinding and nullifying the Prometheus Transactions; (ii) directing that the 1,921,012 ARV shares issued to Prometheus pursuant to the First Prometheus Transaction may not be voted, or if voted may not be counted; (iii) directing that the common shares of ARV received by Prometheus as a result of the Redemption of the Notes may not be voted, or if voted may not be counted; and (iv) directing that the record and annual meeting dates not be moved or be moved only in accordance with Defendants' fiduciary duties. An injunction is necessary because

(i) Emeritus has no adequate remedy at law; (ii) Emeritus will be irreparably harmed if an injunction is not issued; and (iii) granting an injunction will cause less harm to Defendants than denying an injunction will cause harm to Emeritus.

                                      VIII.

                             SECOND CLAIM FOR RELIEF
                             -----------------------

              BREACH OF FIDUCIARY DUTY: SALE OF CONTROL OF ARV AND

                      FAILURE TO MAXIMIZE SHAREHOLDER VALUE

                       (DECLARATORY AND INJUNCTIVE RELIEF)

         108. Emeritus repeats and realleges each and every allegation set forth in Paragraphs 1 through 107 as if fully set forth herein.

         109. The Individual Defendants owe fiduciary duties to Emeritus. As fiduciaries, the Individual Defendants owe Emeritus the highest duties of care, loyalty, candor and good faith.

         1010. The Prometheus Transactions provide for, among other things, (i) the acquisition by Prometheus of up to 49.9% of all outstanding shares of ARV;
(ii) mutual obligations on the part of Prometheus and ARV's Board to support each other's Board nominees, which have the effect of disenfranchising ARV's public shareholders; and (iii) restraints on Prometheus' sale of its stock. Because (i) upon additional open-market purchases of ARV common shares by Prometheus or members of ARV's Board, the stock owned by Prometheus and the Board will constitute a majority position in ARV; (ii) those parties have interlocking obligations and interests created by the agreements; and (iii) those parties are acting in concert with respect to the control and management of ARV, the Prometheus Transactions constitute and effectuate a sale of control of ARV. Having determined to put control of ARV up for sale, the ARV Defendants unfairly and unlawfully favored Prometheus and refused to enter discussions regarding, or to investigate in any reasonable way, Emeritus' proposals and offers. The ARV Defendants, aided and abetted by Defendants Prometheus, Freeman, Jacobs and Gunty, have thus breached their fiduciary duties by failing to maximize shareholder value. On information and belief, Defendants Freeman, Jacobs, Gunty and Phanstiel have done nothing since their appointment to the Board to rectify these continuing breaches of fiduciary duty.








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

         101. By entering voting agreements with Prometheus and discriminating against Emeritus, the ARV Defendants have attempted to entrench themselves and enhance the value of their own block of shares at the expense of Emeritus and ARV's public shareholders. In particular, the voting agreements allow the ARV Defendants to perpetuate themselves in office and to command, with Prometheus, the entire value of any control premium from a would-be acquirer of ARV.

         112. Emeritus has been harmed by Defendants' failure to consider its proposals and offers and ARV Defendants' rush to close the Prometheus Transactions and issue a substantial quantity of ARV stock and the Notes to Prometheus.

         113. Emeritus seeks a declaration that (i) Defendants have breached or aided and abetted the breach of fiduciary duties owed to Emeritus by failing to take prompt and diligent steps to maximize shareholder value; (ii) the ARV Defendants have breached their fiduciary duties by entering into and failing to revoke the Prometheus Transactions; (iii) those agreements are null and void or voidable by Defendants; (iv) the issuance of the Notes was in breach of the ARV Defendants' fiduciary duties; (v) the Redemption of the Notes into common shares of ARV was, and the voting or counting of votes of such shares would be, in breach of Defendants' fiduciary duties; (vi) the moving of the record and annual meeting dates was in breach of Defendants' fiduciary duties and illegal under California law; (vii) the issuance to Prometheus of ARV shares under the First Prometheus Transaction was in breach of the ARV Defendants' fiduciary duties, and (viii) the voting or counting of votes of such shares would be in breach of Defendants' duties.

         114. Emeritus seeks an injunction (i) directing that Defendants take prompt and diligent steps to maximize shareholder value; (ii) rescinding and nullifying the Prometheus Transactions; (iii) directing that the 1,921,012 ARV shares issued to Prometheus pursuant to the First Prometheus Transaction may not be voted, or if voted may not be counted; (iv) directing that common shares of ARV received by Prometheus as a result of the Redemption of the Notes may not be voted, or if voted may not be counted; and (v) directing that the record and meeting dates not be moved or be moved only in accordance with Defendants' fiduciary duties. An injunction is necessary because (i) Emeritus has no adequate remedy at law; (ii) Emeritus will be irreparably harmed if an injunction is not issued;

and (iii) granting an injunction will cause less harm to Defendants than denying an injunction will cause harm to Emeritus.

                                       IX.

                             THIRD CLAIM FOR RELIEF

            BREACH OF FIDUCIARY DUTY: FAILURE TO EXERCISE DUE CARE IN

              CONSIDERING EMERITUS'PROPOSALS AND ENTERING INTO THE

                             PROMETHEUS TRANSACTIONS

                       (DECLARATORY AND INJUNCTIVE RELIEF)

         115. Emeritus repeats and realleges each and every allegation set forth in Paragraphs 1 through 114 as if fully set forth herein.

         116. The ARV Defendants owe fiduciary duties to Emeritus. As fiduciaries, the ARV Defendants owe Emeritus the highest duties of care, loyalty, candor and good faith.

         117. The ARV Defendants failed to exercise a reasonable amount of care and diligence in reviewing and rejecting Emeritus' July 10, 1997 proposal and thereby breached their fiduciary duties to Emeritus. The ARV Defendants rejected Emeritus' July 10 proposal three days after less than 30 minutes of deliberations and without even considering the possibility of conducting further due diligence with respect to it. The ARV Defendants did not attempt to negotiate terms with Emeritus and refused to meet with Emeritus and its advisors to discuss the proposal further.

         118. The ARV Defendants failed to exercise a reasonable amount of care and diligence in negotiating and entering into the First Prometheus Transaction. After receiving Emeritus' July 10, 1997 proposal, and driven by fear of losing their positions as directors and officers of ARV, the ARV Defendants unreasonably and in violation of their fiduciary duties rushed to enter into the First Prometheus Transaction on July 14, 1997. After Emeritus sent its July 23, 1997 letter to ARV objecting to numerous aspects of the First Prometheus Transaction, the ARV Defendants unreasonably and in violation of their fiduciary duties rushed to close the first phase of the transaction (the sale of approximately 16% of ARV's stock) on July 25, 1997.

         119. The ARV Defendants failed to exercise a reasonable amount of care and diligence in reviewing and rejecting Emeritus' October 12, 1997 proposal and thereby breached their fiduciary duties to Emeritus. The ARV Defendants rejected Emeritus' October 12 proposal after only 45 minutes of deliberations without even considering the possibility of conducting further due diligence with respect to it and without following the proper methods and procedures to consider the offer. The ARV Defendants did not attempt to negotiate terms with Emeritus and refused to meet with Emeritus and its advisors to discuss the proposal further.

         120. The ARV Defendants failed to exercise a reasonable amount of care and diligence in negotiating and entering into the Second Prometheus Transaction. After receiving Emeritus' October 12, 1997 proposal, and driven by fear of losing their positions as directors and officers of ARV and fear that the First Prometheus Transaction would be rejected by shareholders, the ARV Defendants unreasonably and in violation of their fiduciary duties rushed to enter into the Second Prometheus Transaction on October 29 and October 30, 1997. The ARV Defendants failed to exercise a reasonable amount of care and diligence in entering into and closing the Second Prometheus Transaction. Defendants failed to exercise reasonable care in deciding to redeem the Notes and in moving the record and meeting dates.

         121. The Individual Defendants failed to exercise a reasonable amount of care and diligence in reviewing and rejecting the Tender Offer and thereby breached their fiduciary duties to Emeritus. The Individual Defendants filed a statement with the SEC on January 5, 1998, nine business days after receiving the Tender Offer, recommending that ARV shareholders not tender their shares to EMAC Corporation.

         122. Emeritus has been harmed by Defendants' repeated breaches of fiduciary duty, aided and abetted by Defendants Freeman, Jacobs and Gunty, in failing to exercise due care in considering and rejecting its July 10, 1997 and October 12, 1997 proposals, in considering and rejecting the Tender Offer, and in unreasonably rushing to enter into and close the Prometheus Transactions. On information and belief, Defendants Freeman, Jacobs, Gunty and Phanstiel have done nothing since their appointment to the Board to rectify these continuing breaches of fiduciary duty.

         123. Emeritus seeks a declaration that (i) the ARV Defendants have breached their fiduciary duties by failing to exercise reasonable care and diligence as specified above; (ii) the Prometheus Transactions are null and void or voidable by Defendants; (iii) the issuance of the Notes was in breach of the ARV Defendants' fiduciary duties; (iv) the Redemption of the Notes into common shares of ARV was, and the voting or counting of votes of such shares would be in breach of Defendants' fiduciary duties; (v) the moving of the record and annual meeting dates was in breach of Defendants' fiduciary duties and illegal under California law; (vi) the issuance to Prometheus of ARV shares under the First Prometheus Transaction was in breach of the ARV Defendants' fiduciary duties; and (vii) the voting or counting of votes of such shares would be, in breach of Defendants' duties.

         124. Emeritus seeks an injunction (i) directing Defendants to enter into good faith negotiations with Emeritus, (ii) rescinding and nullifying the Prometheus Transactions and (iii) directing that the 1,921,012 ARV shares issued to Prometheus pursuant to the First Prometheus Transaction may not be voted, or if voted may not be counted, (iv) directing that the redemption of the Notes be rescinded or that the common shares of ARV received by Prometheus as a result of the Redemption of the Notes may not be voted, or if voted may not be counted, and (v) directing that the record and meeting dates not be moved or be moved only in accordance with Defendants' fiduciary duties. An injunction is necessary because (i) Emeritus has no adequate remedy at law, (ii) Emeritus will be irreparably harmed if an injunction is not issued, and (iii) granting an injunction will cause less harm to Defendants than denying an injunction will cause harm to Emeritus.

                                       X.

                             FOURTH CLAIM FOR RELIEF
                             -----------------------

              BREACH OF FIDUCIARY DUTY AND VIOLATION OF CALIFORNIA

                STATUTORY LAW: IMPLEMENTATION OF THE POISON PILL

                       (DECLARATORY AND INJUNCTIVE RELIEF)

         125. Emeritus repeats and realleges each and every allegation set forth in Paragraphs 1 through 124 as if fully set forth herein.

         126. The ARV Defendants owe fiduciary duties to Emeritus. As fiduciaries, the ARV Defendants owe Emeritus the highest duties of care, loyalty, candor and good faith.

         127. The ARV Defendants implemented the poison pill in response to Emeritus' July 10, 1997 proposal to ARV. Implementation of the poison pill was not a lawful and reasonable response to Emeritus' proposal and constituted a breach, aided and abetted by Defendants Freeman, Jacobs and

Gunty, of the ARV Defendants' fiduciary duties. Likewise, the Individual Defendants'failure to revoke or redeem the poison pill constitutes a separate and continuing breach of their fiduciary duties.

         128. The poison pill is discriminatory and violates, among others, Sections 203 and 400 of the California Corporations Code in that under the terms of the pill all shares of ARV are not granted the same rights, preferences, privileges and restrictions. Specifically, and among other things, (i) the shares owned by Prometheus are exempted from triggering the pill; and (ii) the Rights on shares owned by a shareholder become void when that shareholder becomes an Acquiring Person.

         129. The poison pill is discriminatory and constitutes a breach of Defendants' fiduciary duties in that under the terms of the pill shareholders are not treated equally in connection with the issuance of the Rights.

         130. Given Emeritus' Tender Offer, its announcement that it will commence a proxy contest against the resolutions being put to ARV's shareholders and Emeritus' offers and proposals to acquire the outstanding shares of ARV, Emeritus has been, and is being, harmed by Defendants' breaches of their fiduciary duties as alleged in this claim.

         131. Emeritus seeks a declaration that (i) the ARV Defendants violated their fiduciary duties by implementing the poison pill; (ii) the ARV Defendants violated their fiduciary duties by exempting the shares owned by Prometheus from triggering the pill; and (iii) failure to redeem the poison pill or otherwise to amend it to make it inapplicable to Emeritus constitutes a breach of Defendants' fiduciary duties.

         132. Emeritus seeks an injunction compelling Defendants to redeem the poison pill or otherwise to amend the poison pill to make it inapplicable to Emeritus. An injunction is necessary because (i) Emeritus has no adequate remedy at law, (ii) Emeritus will be irreparably harmed if an injunction is not issued, and (iii) granting an injunction will cause less harm to Defendants than denying an injunction will cause harm to Emeritus.

                                       xi.

                             FIFTH CLAIM FOR RELIEF

            BREACH OF FIDUCIARY DUTY: REDEMPTION OF PROMETHEUS NOTES

         133. Emeritus repeats and realleges each and every allegation set forth in Paragraphs 1 through 132 as if fully set forth herein.

         134. The Individual Defendants owe fiduciary duties to Emeritus. As fiduciaries, the Individual Defendants owe Emeritus the highest duties of care, loyalty, candor and good faith.

         135. The Individual Defendants redeemed the Notes and moved the record and annual meeting dates in response to Emeritus' November 24, 1997 announcement that it would solicit proxies for an alternative slate of directors for ARV's Board. The Notes were redeemed at a significant discount to market in exchange for some 4.3 million common shares of ARV to an investor of the Board's own choosing. As a result, those newly-issued shares are contractually required to be voted in favor of the reelection of the Board's director nominees. In addition, with the addition of 4.3 million newly-issued shares, Prometheus and the Board together control slightly less than 50% of the outstanding common shares of ARV and with the inclusion of certain ARV shares contained in an employee stock ownership plan may give Prometheus and Defendants absolute majority control of ARV. In light of the interlocking obligations and interests created by the Prometheus Transactions and the coordinated effort by the Board and Prometheus with respect to the control and management of ARV, the Redemption of the Notes constitutes a sale of control of ARV. Having determined to put ARV up for sale, Defendants unfairly and unlawfully favored Prometheus and have refused to enter discussions regarding, or to investigate in any reasonable way, Emeritus' proposals and offers. These actions indicate that Defendants redeemed the Notes for the purpose of entrenching themselves in office and preventing Emeritus from winning the proxy contest for the election of directors to the Board. Defendants failed to exercise due care in the redemption of the Notes and the moving of the record and annual meeting dates.

         136. Prometheus aided and abetted these breaches of fiduciary duty for its own financial benefit by providing substantial assistance in agreeing to the inclusion of the Redemption provisions in the Indenture and in the Prometheus Notes. Prometheus benefitted from the Redemption by receiving approximately 4.3 million shares of ARV common stock at below market cost.

         137. Emeritus has been harmed by Defendants failure to consider its proposals and offers and also, given Emeritus' Tender Offer and its announcement that it will commence a proxy contest, by the issuance of 4.3 million ARV shares which must be voted in favor of Defendants' Board nominees.

         138. Emeritus seeks a declaration that (i) the Redemption of the Notes into common shares of ARV was, and the voting or counting of votes of such shares would be, in breach of Defendants' fiduciary duties; (ii) the moving of the record and annual meeting dates was in breach of Defendants' fiduciary duties, and (iii) the Redemption of Notes is void or voidable by ARV.

         139. Emeritus seeks an injunction that (i) rescinding and nullifying the Redemption of the Notes; (ii) directing that the approximately 4,285,704 shares issued to Prometheus as a result of the Redemption of the Notes may not be voted, or if voted may not be counted, and (iii) directing that the record and meeting dates may not be moved or be moved only in accordance with Defendants' fiduciary duties. An injunction is necessary because (i) Emeritus has no adequate remedy at law; (ii) Emeritus will be irreparably harmed if an injunction is not issued; and (iii) granting an injunction will cause less harm to Defendants than denying an injunction will cause harm to Emeritus.

                                      XII.

                                PRAYER FOR RELIEF

         WHEREFORE, Emeritus respectfully requests that this Court enter the following relief:

         1. A declaration that (i) Defendants have breached their fiduciary duties by entrenching ARV's existing board in office; (ii) the ARV Defendants have breached their fiduciary duties by entering into the Prometheus Transactions; (iii) the Prometheus Transactions are null and void or voidable by ARV; (iv) the issuance of the Notes was in breach of the ARV Defendants' fiduciary duties; (v) the Redemption of the Notes into common shares of ARV was, and the voting or counting of votes of such shares would be, in breach of Defendant's fiduciary duties; (vi) Defendants breached their fiduciary duties by moving the record and annual meeting dates; (vii) the issuance to Prometheus of ARV shares under the First Prometheus Transaction was in breach of the ARV Defendants fiduciary duties; (viii) the voting or counting of votes of such shares would be in breach of Defendant's duties; (ix) Defendants have breached their fiduciary duties by failing to take prompt and diligent steps that maximize shareholder value; and (x) the ARV Defendants have breached their fiduciary duties by failing to exercise reasonable care and diligence in considering Emeritus' proposals in entering into the Prometheus Transactions.

         2. An injunction (i) rescinding and nullifying the Prometheus Transactions; (ii) directing that the 1,921,012 ARV shares issued to Prometheus pursuant to the First Prometheus Transaction may not be voted, or if voted may not be counted; (iii) directing that the redemption of the Notes be rescinded or that the common shares of ARV received by Prometheus as a result of the Redemption of the Notes may not be voted, or if voted may not be counted; (iv) directing that the record and annual meeting dates not be moved or be moved only in accordance with Defendants' fiduciary duties and in order to prevent irreparable harm to Emeritus; (v) directing that Defendants take prompt and diligent steps to maximize shareholder value; and (vi) directing Defendants to enter into good faith negotiations with Emeritus.

         3. A declaration that (i) the ARV Defendants violated their fiduciary duties by implementing the poison pill; (ii) the ARV Defendants violated their fiduciary duties by exempting the shares owned by Prometheus from triggering the pill; and (iii) that failure to redeem the poison pill or otherwise to amend it to make it inapplicable to Emeritus constitutes a breach of Defendants' fiduciary duties;

         4. A declaration that the actions of the Individual Defendants were not taken in good faith and in a manner reasonably believed to be in the best interests of ARV within the meaning of Section 317 of the California Corporations Code;

         5. An injunction directing Defendants to redeem the poison pill or otherwise to amend the poison pill to make it inapplicable to Emeritus;

         6. An order awarding Emeritus its costs and expenses in this action;
and

         7. An order granting such other and further relief as the Court deems just and proper.



DATED: January  6, 1998.



                                            GIBSON, DUNN & CRUTCHER LLP
                                            WAYNE W. SMITH
                                            JOSEPH P. BUSCH, III


                                            DAVIS POLK & WARDWELL
                                            NICHAEL P. CARROLL
                                            JAMES H.R. WINDELS


                                            By:/S/ Joseph P. Busch, III
                                               --------------------------------
                                               Joseph P. Busch, III


                                            Attorneys for Plaintiff

                                            EMERITUS CORPORATION